UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DELTA AIR LINES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	58-0218548 (I.R.S. Employer Identification No.)

Hartsfield-Jackson Atlanta International Airport Atlanta, Georgia (Address of Principal Executive Offices)	30320 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.   ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:	N/A
Securities to be registered pursuant to Section 12(g) of the Act:	N/A

Item 1. Description of Registrant’s Securities to be Registered

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934 the common stock of Delta Air Lines, Inc. (the “Company”). The Company’s currently outstanding common stock has a par value of $0.01 per share and was issued under, and described in, the Company’s current Certificate of Incorporation (the “Old Certificate”) filed with the State of Delaware and is also governed by the Company’s By-Laws (the “Old By-Laws”). Following the Company’s emergence from Chapter 11 bankruptcy proceedings, the common stock issued under the Old Certificate will be cancelled, and the Company will issue new shares of common stock, with a par value of $0.0001 per share, pursuant to the Company’s Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the “Plan”). This new common stock will be governed by the Company’s Amended and Restated Certificate of Incorporation (the “New Certificate”) filed by the Company with the State of Delaware and its By-Laws (the “New Bylaws”), both of which will become effective upon the Company’s emergence from Chapter 11 bankruptcy proceedings. Once the New Certificate and New Bylaws become effective, the Old Certificate and the Old By-Laws will no longer be operative.

In this registration statement, the Old Certificate and the New Certificate are together referred to as the “Certificates”.

Description of Capital Stock

The following statements relating to the Company’s capital stock do not purport to be complete, and are subject to, and are qualified in their entirety by the full terms of the capital stock, as set forth in the Exhibits to this registration statement which are incorporated by reference in this Item 1.

Information Pertaining to the Capital Stock under the Old Certificate and the New Certificate

Common Stock

Subject to the rights of the holders of any shares of preferred stock that may at the time be outstanding (as further described below), record holders of common stock are entitled to such dividends as the board of directors may declare. Holders of common stock are entitled to one vote for each share held in their name on all matters submitted to a vote of shareowners and do not have preemptive rights or cumulative voting rights.

Holders of common stock are not subject to further calls or assessments as a result of their holding shares of common stock. In July 2003, the Company’s board of directors suspended indefinitely the payment of quarterly cash dividends on the common stock. The Company is currently prohibited from paying dividends on the capital stock due to restrictions under Delaware law and pursuant to certain financing agreements.

Delta, like all companies operating under bankruptcy protection, during its Chapter 11 proceedings is specifically required by federal law to comply with applicable state law. Delaware law provides that a company may pay dividends only (1) out of “surplus,” which is generally defined as the excess of the company’s net assets over the aggregate par value of its issued stock; or (2) from its net profits for the fiscal year in which the dividend is paid or the preceding fiscal year. At December 31, 2006, the Company had a negative “surplus” and did not meet the net profits test.

If the Company is liquidated, the holders of shares of common stock are entitled to share ratably in the distribution remaining after payment of debts and expenses and of the amounts to be paid on liquidation to the holders of shares of preferred stock.

No personal liability will attach to holders under the laws of the State of Delaware (the Company’s state of incorporation) or of the State of Georgia (the state in which the Company’s principal place of business is located).

Wells Fargo Bank, N.A. is the registrar and transfer agent for the common stock.

Preferred Stock

The preferred stock may be issued in one or more series, and the board of directors of the Company is expressly authorized (i) to fix the descriptions, powers (including voting powers), preferences, rights, qualifications, limitations and restrictions with respect to any series of preferred stock and (ii) to specify the number of shares of any series of preferred stock. Thus, without shareowner approval, the board of directors of the Company could authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of common stock.

Limitations on Directors’ Liability

Delaware law permits a corporation to eliminate the personal liability of its directors to the corporation or to any of its shareowners for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The Certificates provide for such limitation of liability.

This provision offers persons who serve on the Company’s board of directors protection against awards of monetary damages resulting from certain breaches of their fiduciary duty and limits the Company’s ability or the ability of one of the Company’s shareowners to prosecute an action against a director for a breach of fiduciary duty.

Indemnification of Directors and Officers

The Certificates provide that the Company will indemnify any of its directors, officers or employees to the fullest extent permitted by the General Corporation Law of the State of Delaware against all expenses, liability and loss incurred in connection with any action, suit or proceeding in which any such person may be involved by reason of the fact that he or she is or was the Company’s director, officer or employee. The Company carries insurance policies in standard form indemnifying the Company’s directors and officers against liabilities arising from certain acts performed by them in their capacities as the Company’s directors and officers. These policies also indemnify the Company for any sums it may be required or permitted to pay by law to its directors and officers as indemnification for expenses they may have incurred.

Anti-Takeover Effects of Delaware Law

The Company is subject to the “business combination” provisions of Section 203 of Delaware law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•
prior to the date the interested stockholder obtained such status, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of shareowners by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to an interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company’s shareowners the opportunity to sell their stock at a price above the prevailing market price.

Additional Terms of Capital Stock Under the Old Certificate

General

The Company’s Old Certificate authorizes a total of 920,000,000 shares of capital stock, of which 900,000,000 may be shares of common stock and 20,000,000 may be shares of preferred stock.

Business Combination Provisions

In addition to the provisions of Section 203 of Delaware law described above, the Old Certificate also provides that any “Business Combination” involving the Company and a person (other than the Company or any subsidiary or employee benefit plan of the Company) who beneficially owns 10% or more of the Company’s voting stock, referred to as a Related Person, must be approved by (i) the holders of at least 75% of the votes entitled to be cast by the holders of the Company’s capital stock entitled to vote generally on the election of directors and (ii) a majority of the votes entitled to be cast by the holders of such voting stock, excluding stock beneficially owned by such Related Person, referred to as the Voting Requirement. The Voting Requirement does not apply if the Business Combination is approved by a majority of Continuing Directors (as defined), or complies with certain minimum price, form of consideration and other requirements. The Old Certificate defines Business Combination to include, among other things, (i) any merger or consolidation of the Company with, into or for the benefit of a Related Person; (ii) the sale by the Company of assets or securities to a Related Person, or any other arrangement with or for the benefit of a Related Person, which involves assets or securities valued at an amount equal to at least $15 million; (iii) the acquisition by the Company of assets or securities of a Related Person valued at an amount equal to at least $15 million; or (iv) the adoption of any plan for the liquidation or dissolution of the Company. Some of the Business Combinations to which the Voting Requirement would apply would not normally require stockholder approval under Delaware law. This provision of the Old Certificate cannot be amended, altered or repealed except by a vote similar to the Voting Requirement.

Additional Terms of Capital Stock Under the New Certificate

General

The Company’s New Certificate authorizes a total of 2,000,000,000 shares of capital stock, of which 1,500,000,000 may be shares of common stock and 500,000,000 may be shares of preferred stock.

Transfer Restrictions

The New Certificate provides that, except as may otherwise be agreed to by the Company’s board of directors, any attempted transfer of the common stock prior to the expiration of two years after the effective date of the Plan will be prohibited and void if such transfer would cause the percentage of common stock that such transferee or any other person owns or would be treated as owning (applying specific computational rules) to increase to 4.95% or above, or where the transfer would cause an increase in such ownership percentage from 4.95% or above to a greater ownership percentage.

The New Certificate also contains similar provisions restricting the ability of persons who own or would be treated as owning 5% or more of the outstanding common stock (applying specific computational rules) to dispose of their shares without consent of the Company’s board of directors during the term of the transfer restrictions.

The New Certificate provides that these restrictions are subject to an extension of up to three years if the Company’s board of directors determines in its reasonable discretion that such extension is necessary to preserve the value of the Company’s net operating losses under section 382 of the Internal Revenue Code.

Foreign Ownership Limitation

The New Certificate limits the total number of shares of equity securities held by all persons who fail to qualify as citizens of the United States to no more than 24.9% of the voting power of the Company’s outstanding equity securities. In the event that this threshold is exceeded, the number of votes such holders will be entitled to vote shall be reduced pro rata by such amount so that their aggregate voting power equals this threshold amount.

The New Certificate provides that the Company may require a certification from holders of its common stock as to the amount of equity securities held by holders who are not citizens of the United States.

Item 2. Exhibits

Exhibit Number	Description
1.	Certificate of Incorporation of Delta Air Lines, Inc. (referred to in Item 1. as the “Old Certificate”) *
2.	By-Laws of Delta Air Lines, Inc. (referred to in Item 1. as the “Old By-Laws”) **
3.	Amended and Restated Certificate of Incorporation of Delta Air Lines, Inc. (referred to in Item 1. as the “New Certificate”) ***
4.	Bylaws of Delta Air Lines, Inc. (referred to in Item 1. as the “New Bylaws”) ***

*	Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, File No. 001-05424, as filed on May 23, 2005.

**	Incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K, File No. 001-05424, as filed on May 23, 2005.

***	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Delta Air Lines, Inc.

By:	/s/ Leslie P. Klemperer
Name: Leslie P. Klemperer Title: Secretary

Date: April 25, 2007